PRICING TERM SHEET	Issuer Free Writing Prospectus
Dated as of November 17, 2010	Filed pursuant to Rule 433
Supplementing the
Preliminary Prospectus
dated November 10, 2010
Registration Statement Nos. 333-168919 and 333-170673

GENERAL MOTORS COMPANY

4.75% Series B Mandatory Convertible Junior Preferred Stock

The information in this pricing term sheet relates only to the offering of the Series B Mandatory Convertible Junior Preferred Stock and should be read together with the preliminary prospectus dated November 10, 2010 (the “Preliminary Prospectus”) included in Amendment No. 6 to Registration Statement on Form S-1 (No. 333-168919), and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

Issuer:	General Motors Company, a Delaware corporation

Title of securities:	4.75% Series B mandatory convertible junior preferred stock, $0.01 par value, which is referred to in this term sheet as the “Series B preferred stock.”

Shares offered:	87,000,000 shares of Series B preferred stock

Option for underwriters to purchase additional shares of Series B preferred stock:	Up to 13,000,000 shares of Series B preferred stock to cover over-allotments

Trade date:	November 18, 2010

Settlement date:	November 23, 2010

Liquidation preference:	$50 per share

Public offering price:	$50.00 per share of Series B preferred stock

Dividends:

4.75% of the liquidation preference of $50 per share of the Series B preferred stock per year (equivalent to $2.375 per annum per share) payable in cash or, subject to certain limitations, by delivery of shares of the Issuer’s common stock or any combination of cash and the Issuer’s common stock, as determined by the Issuer in its sole discretion. The expected dividend payable on the first dividend payment date is approximately $0.647 per share. Each subsequent dividend is expected to be approximately $0.594 per share.

If the Issuer elects to make any such payment of a declared dividend, or any portion thereof, in shares of the Issuer’s common stock, such shares shall be valued for such purpose at 97% of the average VWAP per share, of the Issuer’s common stock over the ten consecutive trading day period ending on the second trading day immediately preceding the applicable dividend payment date (the “average price”). In no event will the number of shares of the Issuer’s common stock delivered in connection with any declared dividend, including any declared dividend payable in connection with a conversion, exceed a number equal to the total dividend payment divided by $11.55 (the “floor price”), subject to adjustment in a manner inversely proportional to any anti-dilution adjustment to each fixed conversion rate. To the extent that the amount of the declared dividend exceeds the product of the number of shares of common stock delivered in connection with such declared dividend and the average price, the Issuer will, if it is legally able to do so, pay such excess amount in cash.

Dividend record dates:	The February 15, May 15, August 15 and November 15 immediately preceding the respective dividend payment date.

Dividend payment dates:	March 1, June 1, September 1 and December 1 of each year, commencing on March 1, 2011 and to, and including, the mandatory conversion date.

Dividend period:	The period from and including a dividend payment date to but excluding the next dividend payment date, except that the initial dividend period will commence on and include the issue date of the Series B preferred stock and will end on and exclude the March 1, 2011 dividend payment date.

Initial price:	$33.00, which equals the price at which the Issuer’s common stock was initially offered to the public in the concurrent offering of the Issuer’s common stock.

Threshold appreciation price:	$39.60, which represents an appreciation of approximately 20% over the initial price.

Mandatory conversion date:	December 1, 2013

Conversion rate:

The conversion rate for each share of the Series B preferred stock will not be more than 1.5152 shares of common stock (the “maximum conversion rate”) and not less than 1.2626 shares of common stock (the “minimum conversion rate”), depending on the applicable market value of the Issuer’s common stock, as described below and subject to certain anti-dilution adjustments that are described in the Preliminary Prospectus.

The following table illustrates the conversion rate per share of the Series B preferred stock, subject to certain anti-dilution adjustments that are described in the Preliminary Prospectus.

Applicable Market Value of the Issuer’s common stock	Conversion rate
Greater than $39.60	1.2626 shares

Equal to or less than $39.60 but greater than or equal to $33.00	$50 divided by the applicable market value

Less than $33.00	1.5152 shares

Conversion at the option of the holder:

At any time prior to the mandatory conversion date, holders may elect to convert their shares of Series B preferred stock in whole or in part at the minimum conversion rate of 1.2626 shares of common stock per share of Series B preferred stock. This minimum conversion rate is subject to certain anti-dilution adjustments.

If, as of the effective date of any early conversion (which is referred to as the “early conversion date”), the Issuer has not declared all or any portion of the accumulated and unpaid dividends for all dividend periods ending prior to such early conversion date, the conversion rate will be adjusted so that holders receive an additional number of shares of common stock equal to such amount of accumulated and unpaid dividends that have not been declared, divided by the greater of the floor price and the average of the closing prices of the Issuer’s common stock over the 40 consecutive trading day period ending on the third trading day immediately preceding the early conversion date.

Conversion at the option of the holder upon cash acquisition; cash acquisition dividend make-whole amount:	If the Issuer is the subject of specified cash acquisitions on or prior to the mandatory conversion date, holders of the Series B preferred stock will have the right to convert their shares of Series B preferred stock, in whole or in part, into shares of common stock at the “cash acquisition conversion rate” during the period beginning on the effective date of such cash acquisition and ending on the date that is 20 calendar days after the effective date (or, if earlier, the mandatory conversion date). The cash acquisition conversion rate will be determined based on the effective date of the transaction and the price paid per share of the Issuer’s common stock in such transaction (see table below). Holders who convert shares of the Series B preferred stock within that timeframe will also receive: (1) a cash acquisition dividend make-whole amount, in cash or as an increase in the number of shares of the Issuer’s common stock to be issued upon conversion, equal to the present value (computed using a discount rate of 4.75% per annum) of all remaining dividend payments on their Series B preferred stock (excluding any accumulated and unpaid dividends as of the effective date of the cash acquisition) from such effective date to, but excluding, the mandatory conversion date; and (2) to the extent that, as of the effective date of the cash acquisition, the Issuer has not declared any or all of the accumulated and unpaid dividends on the Series B preferred stock as of such effective date, a further adjustment to the conversion rate so that holders receive an additional number of shares of common stock equal to the amount of such accumulated and unpaid dividends (the “cash acquisition additional conversion amount”) divided by the greater of the floor price and the price paid per share of the Issuer’s common stock in the transaction. To the extent that the cash acquisition additional conversion amount exceeds the product of the number of additional shares and the price paid per share of the Issuer’s common stock in such transaction, the Issuer will, if the Issuer is legally able to do so, declare and pay such excess amount in cash.

Underwriting discounts and commissions:	$1.375 per share

Proceeds, before expenses, to the Issuer:	$48.625 per share

Use of proceeds:

The Issuer will not receive any proceeds from the sale of the Issuer’s common stock by the selling stockholders in the concurrent offering.

The Issuer estimates that the net proceeds to the Issuer from this offering, after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $4.2 billion (or approximately $4.8 billion if the underwriters exercise their over-allotment option in full). The Issuer intends to use the anticipated net proceeds from this offering, together with cash on hand, to purchase shares of the Issuer’s Series A Preferred Stock in accordance with the Issuer’s agreement with the United States Department of the Treasury and to make a voluntary contribution to the Issuer’s U.S. hourly and salaried pension plans.

Cash acquisition conversion rate:	The cash acquisition conversion rate will be determined by reference to the table below and is based on the effective date of the transaction and the price paid per share of the Issuer’s common stock in such transaction. If the holders of the Issuer’s common stock receive only cash in the cash acquisition, the stock price shall be the cash amount paid per share. Otherwise the stock price shall be the average VWAP per share of the Issuer’s common stock over the 10 consecutive trading day period ending on the trading day preceding the effective date.

	Stock price on effective date
Effective date	$5.00	$10.00	$15.00	$20.00	$25.00	$30.00	$33.00	$35.00	$45.00	$60.00	$75.00	$90.00	$105.00	$125.00	$150.00
November 23, 2010	1.3843	1.4274	1.4102	1.3800	1.3510	1.3271	1.3154	1.3086	1.2846	1.2677	1.2613	1.2590	1.2584	1.2584	1.2588
December 1, 2011	1.4418	1.4708	1.4569	1.4245	1.3884	1.3560	1.3395	1.3299	1.2955	1.2721	1.2639	1.2612	1.2604	1.2603	1.2605
December 1, 2012	1.4841	1.4992	1.4977	1.4764	1.4380	1.3939	1.3692	1.3543	1.3012	1.2706	1.2632	1.2617	1.2615	1.2616	1.2617
December 1, 2013	1.5152	1.5152	1.5152	1.5152	1.5152	1.5152	1.5152	1.4286	1.2626	1.2626	1.2626	1.2626	1.2626	1.2626	1.2626

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•

if the stock price is between two stock price amounts on the table or the effective date is between two dates on the table, the cash acquisition conversion rate will be determined by straight-line interpolation between the cash acquisition conversion rates set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year;

•

if the stock price is in excess of $150.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), then the cash acquisition conversion rate will be the minimum conversion rate, subject to adjustment; and

•

if the stock price is less than $5.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), then the cash acquisition conversion rate will be the maximum conversion rate, subject to adjustment.

CUSIP/ISIN:	37045V209/US37045V2097

Listing:	The Series B preferred stock has been approved for listing on the New York Stock Exchange under the symbol “GM Pr B,” subject to official notice of issuance.

Common stock:	The Issuer’s common stock has been approved for listing on the New York Stock Exchange under the symbol “GM.” The Toronto Stock Exchange has conditionally approved the listing of the Issuer’s common stock under the symbol “GMM,” subject to the Issuer fulfilling all of the requirements of the Toronto Stock Exchange.

Concurrent common stock offering:	Concurrently with the offering of Series B preferred stock, selling stockholders, including the United States Department of the Treasury, are making a public offering of 478,000,000 shares of the Issuer’s common stock. In that offering, the selling stockholders have granted the underwriters of that offering a 30-day option to purchase up to an additional 71,700,000 shares of common stock to cover over-allotments. The closing of the Issuer’s offering of Series B preferred stock is conditioned upon the closing of the offering of the Issuer’s common stock, but the closing of the offering of common stock is not conditioned upon the closing of the offering of Series B preferred stock.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you may obtain a copy of the Preliminary Prospectus by contacting:

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Morgan Stanley & Co. Incorporated, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014, telephone 1-866-718-1649, or by sending email to prospectus@morganstanley.com.

•	J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, telephone 1-866-803-9204.

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